News Release (Q1-04-06)	May 13, 2004

YAMANA REPORTS PROFIT
(all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports net earnings for the fiscal year ended February 29, 2004 of $1.0 million and for the quarter ended February 29, 2004 of $0.6 million. These results compare to a loss in the previous year of $3.4 million and a loss in the fourth quarter of the previous year of $2.1 million. Net earnings per share were $0.02 for the fiscal year, and $0.01 for the quarter. This compares to a loss of $1.45 per share in the previous year and a loss of $0.03 per share for the corresponding quarter of the previous fiscal year. Sales for the year were $19.8 million. The per share calculations for fiscal year 2004 and for the quarter ended February 29, 2004 are based on weighted average shares outstanding for the periods of 43.7 million shares and 92.9 million shares respectively.

Profitability for the year is largely underpinned by production and cost control efforts at the Fazenda Brasileiro mine which was acquired on August 15, 2003. From the time of acquisition to February 29, 2004 Yamana produced and sold 56,800 ounces and 49,900 ounces of gold respectively. The difference of 6,900 ounces reflects an expected build up of inventory in the first year of operation. These ounces were subsequently sold at an average sale price of $406 per ounce. Expenses for the year include a non-cash expense of $0.6 million for options granted in the period representing $0.014 per share and non-reoccurring severance charges of $0.72 million representing $0.016 per share.

Cash flow from operations for the fiscal year was $5.6 million representing $0.128 per share. Cash flow for the quarter was $2.4 million representing $0.026 per share. The cash balance as of February 29, 2004 was $34.6 million. The company has no debt and had a working capital surplus of $35.8 million as of February 29, 2004.

The complete financial statements for the year end and fourth quarter follow this announcement.

Yamana also announces a change in the year end to December 31st commencing with the current year. Accordingly, the current year end will be a 10 month period with the first quarter ending on June 30 and the second quarter ending on September 30, 2004.

Yamana produces at an annual rate of over 100,000 ounces gold per year and will generate significant additional value by bringing its development projects to production.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone	Chuck Main
President & Chief Executive Officer	Chief Financial Officer
(416) 815-0220	(416) 945-7354

E-mail: investor@yamana.com	E-mail: cmain@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

FOURTH QUARTER 2003/2004 REPORT

(Based on Canadian GAAP and expressed in U.S. dollars, unless otherwise noted)

Highlights

  Production for the fourth quarter was 25,944 ounces of gold at an average cash cost of $213 per ounce. Production for the fiscal year ended February 29, 2004 was 56,794 at an average cash cost of $216 per ounce. Inventory position at year end was 6,805 ounces of gold.

  Revenue for the fourth quarter was $10.45 million from the sale of 26,617 ounces of gold. Revenue for the fiscal year was $19.8 million from the sale of 49,989 ounces of gold.

  Net earnings for the fourth quarter were $638,855. Net earnings for the fiscal year were $1,007,646.

  Cash flow from operations for the fourth quarter was $2.4 million. Cash flow from operations for the fiscal year end was $5.6 million.

  Cash on hand as at February 29, 2004 was $34.6 million and the Company had and still has no debt.

  Production and mine operating earnings were derived from operations at Fazenda Brasileiro since its acquisition on August 15, 2003. Expenses (below mine operating earnings) are for the full fiscal year ended February 29, 2004.

Production and Costs

Fourth quarter production consisted of 25,944 ounces of gold at a cash cost of $213 per ounce produced. A total of 230,905 tonnes were milled during the fourth quarter at an average recovery rate of 95.3%. In addition, a total of 42,985 tonnes of open pit material was heap leached. For the twelve month period ending February 29, 2004, Yamana produced 56,794 ounces of gold at an average cash cost of $216 per ounce. A total of 539,802 tonnes were milled and 109,897 tonnes of open pit material was heap leached. Cash costs per ounce of gold produced decreased from third quarter costs of $220 per ounce largely due to continuing cost cutting measures employed by the Company. Various initiatives have been implemented since the acquisition of the Fazenda Brasileiro Mine, resulting in cash costs decreasing from approximately $240 per ounce at the time of acquisition in August 2003 to $216 per ounce for fiscal year ended February 29, 2004.

Net Earnings

Net earnings for the fourth quarter were $638,855. Sales for the fourth quarter consisted of 26,617 ounces of gold and for the twelve month period ending February 29, 2003 consisted of 49,989 ounces of gold. Sales for the fourth quarter were $10.45 million. Inventory as at February 29, 2004 was $3.8 million, a decrease from inventory as at November 30, 2003 of $4.8 million. Revenue for the fourth quarter has been adjusted by $400,000 which was included in third quarter revenues and is now shown as a reduction in capitalized mineral property expenditures. Taking this adjustment into account, the average gold sales price realized during the fourth quarter was $407 per ounce sold.

Reserves

Summary Reserve and Resource Table (1)

Gold	M&I	Reserve	Inferred
	Ounces	Ounces	Ounces
	(000s)	(000s)	(000s)

Fazenda Brasileiro	324	257	81
Chapada	3,045	2,546	306
São Francisco/São Vicente	1,411	1,026	900
Fazenda Nova	185	163	2
Cumaru		-	540

Total Ounces	4,965	3,992	1,829

Summary Reserve and Resource Table (1) (continued)

Copper	M&I	Reserve	Inferred
	Pounds	Pounds	Pounds
	(millions)	(millions)	(millions)

Chapada	2,809	2,331	300

  Reserve ounces are a subset of M&I ounces. Inferred ounces are in addition to M&I ounces. A table providing a breakdown of reserves and resources is attached.

As at February 29, 2004, Fazenda Brasileiro had proven and probable reserves containing 256,500 ounces of gold. The previous owner of Fazenda Brasileiro estimated that proven and probable reserves at the mine contained 233,900 ounces of gold at the time of acquisition. This means the Company replaced ounces mined of 56,794 ounces and added an additional 22,600 ounces for a total of 79,394 ounces gold. Total reserves and resources (excluding inferred resources) as at February 29, 2004 were 324,000 ounces of gold. When inferred resources are taken into account the mine life at Fazenda Brasileiro is expected to be at least four years, without the benefit of additional exploration efforts that are now underway. Proven and probable reserves for São Francisco/São Vicente project contain 1,026,000 ounces of gold. Bulk sample testing during the year suggests that drilling may be underestimating the grade and the Company is currently re-evaluating reserves and resources at São Francisco. Proven and probable reserves for Fazenda Nova are 163,000 ounces of gold. The mine life of Fazenda Nova is currently over 4 years. Proven and probable reserves for Chapada are over 2,546,000 ounces of gold and 2.33 billion pounds of contained copper as at February 29, 2004. The current mine life for the Chapada project is expected to be 25 years. Reserve and resource estimates are calculated in accordance with National Instrument 43-101 issued by the Canadian Securities Regulatory Authorities.

Future Outlook

The long-term plan of the Company includes reaching an annual production level of 400,000 ounces of gold per year by 2007 plus over 100 million pounds of annual copper production. During the short year ending December 2004 (10 months), it is estimated that the Company will produce approximately 90,000 ounces of gold at a cash cost of approximately $210 per ounce.

The Company plans to pursue further mining and exploration opportunities in the mining industry. The Company intends to move swiftly to become a major Brazilian gold producer and explorer and believes that the new Brazilian properties, together with further acquisitions in Latin America, will give the Company the critical mass necessary to become a mid-tier global gold producer with good exploration prospects.

Development Projects Update

Construction of the Fazenda Nova mine is in progress. The current mine plan contemplates production of 143,000 ounces of gold over a period in excess of four years. Estimated construction costs are approximately $6.6 million and capital requirements for the construction will be funded from the Company's existing cash resources. Leaching is expected to commence during the second half of the current fiscal year with initial gold recovery to occur by year end.

It is also anticipated that construction of the São Francisco and Chapada projects will commence during 2004. Capital costs are estimated to be approximately $35 million for São Francisco and $153 million for Chapada. Capital costs at Chapada assume throughput of 12.7 million tonnes per year. The Company is completing testing for the optimization of the grinding circuit which could result in a higher projected annual throughput. The Company is also considering a mine plan for São Francisco which would not require it to purchase its own mine fleet. This would significantly reduce capital costs and initial indications are that operating costs under a contract mining scenario would not change. The Company is in discussions with a mine fleet owner for contracting services. The São Francisco project is to be funded by existing cash funds and from cash flow from operations. It is planned that the Chapada project will be funded with $90 million in debt and the balance from other sources. The Company believes it has cash on hand and access to funds to fully fund its development projects including Chapada.

Exploration Update

Yamana plans to spend approximately $9.2 million on exploration in 2004. The major portions of this will be spent on regional and mine site exploration in the Fazenda Brasileiro and São Francisco regions.

Yamana controls about 880,000 hectares of exploration and mining rights. Exploration studies in the near-mine area of Fazenda Brasileiro, aided by new structural analyses, have outlined four high priority targets. All four areas, which previously yielded some gold from shallow open pits, will be explored at depth beginning in the third quarter of the current fiscal year, ending December 31, 2004. Prospects have also been defined in the regional area of the Fazenda Brasileiro mine through recent trenching. Drilling is expected to commence in the second quarter of the current fiscal year. Surface work will continue on remaining parts of the property.

Exploration activity currently underway at São Francisco is designed primarily to expand and upgrade the higher grade gold zone beneath the area of the planned open pit. The program consists of a 15,000 metre in-fill and step-out core drilling program. Completion is expected in the second quarter of the current fiscal year. The Santa Gold Belt region, which includes the São Francisco and adjacent São Vicente properties, has promising gold targets already defined by previous but limited exploration efforts. A reexamination of the region is planned to begin in the fall of 2004.

Key Statistics
(Based on Canadian GAAP and expressed in U.S. dollars, unless otherwise noted)

	For the three months ended		For the twelve months ended
	(Unaudited)		(Audited)
	Feb. 29, 2004	Feb. 28, 2003	Feb. 29, 2004	Feb. 28, 2003
Operating Results
Gold production (ounces)	25,944	-	56,794	-
Gold sold (ounces)	26,617	-	49,989	-
Per ounce data:
Average realized gold price	$407	$-	$396	$-
Cash costs per ounce	$213	$-	$216	$-
produced
Financial Results
(thousands)
Gold sales	$10,453	$-	$19,811	$-
Net earnings (loss)	$639	$(2,094)	$1,008	$(3,392)
Operating cash flow	$2,411	$(54)	$5,591	$(802)
Per share data:
Net earnings	$0.01	$(0.03)	$0.02	$(1.45)
Operating cash flow	$0.026	$(0.001)	$0.128	$(0.341)
Weighted average number of	92,870	65,374	43,674	2,347
common shares (thousands)

Key Statistics (continued)

Financial Position	Feb. 29, 2004	Feb. 28, 2003
(thousands)

Cash and cash equivalents	$34,603	$722
Working capital	$35,803	$(372)
Shareholders' equity	$81,261	$3,770

Non-GAAP Measures

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company's ability to generate earnings as cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Where GAAP operating costs are adjusted in computing cost per ounce data, the Company has provided reconciliations below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Reserves and Resources Feb 29, 2004 Yr End
Mineral Reserves Report (Proven and Probable)

		Proven			Probable			TOTAL
		Mineral Reserves			Mineral Reserves		Proven and Probable

	Tonnes	Grade Contained		Tonnes	Grade Contained		Tonnes	Grade Contained
MINE	(000's)	(g/t)oz. (000's)		(000's)	(g/t)oz. (000's)		(000's)	(g/t)oz. (000's)

Gold

Fazenda Brasileiro	1,618	3.130	163	904	3.220	94	2,522	3.160	257

Chapada	17,634	0.319	181	292,872	0.251	2,365	310,506	0.255	2,546

São Francisco	-	-	-	43,381	0.620	865	43,381	0.620	865

São Vicente	-	-	-	5,220	0.960	161	5,220	0.960	161

Fazenda Nova	-	-	-	5,713	0.888	163	5,713	0.888	163

	19,252	0.556	344	348,090	0.326	3,648	367,342	0.338	3,992

		Contained			Contained			Contained
	Tonnes	Grade	lbs	Tonnes	Grade	lbs	Tonnes	Grade	lbs
MINE	(000's)	(%)(millions)		(000's)	(%)(millions)		(000's)	(%)(millions)

Copper

Chapada	17,634	0.416	162	292,872	0.336	2,169	310,506	0.340	2,331

Reserves and Resources Feb 29, 2004 Yr End (Continued)
Mineral Resources Report (Measured, Indicated and Inferred) (including reserves as outlined above)

	Measured				Indicated		Total			Inferred
	Mineral Resources				Mineral Resources		Measured and Indicated			Mineral Resources

	Tonnes	Grade Contained		Tonnes	Grade Contained		Tonnes	Grade Contained		Tonnes	Grade Contained
MINE	(000's)	(g/t) oz. (000's)		(000's)	(g/t) oz. (000's)		(000's)	(g/t) oz. (000's)		(000's)	(g/t) oz. (000's)

Gold

Fazenda Brasileiro	2,522	3.160	257	462	4.480	67	2,984	3.380	324	489	0.515	81

Chapada	25,200	0.300	243	396,200	0.220	2,802	421,400	0.225	3,045	68,000	0.140	306

São Francisco	-	-	-	64,647	0.601	1,250	64,647	0.601	1,250	34,860	0.538	603
São Vicente	-	-	-	5,220	0.960	161	5,220	0.960	161	11,400	0.810	297

Fazenda Nova	-	-	-	6,780	0.850	185	6,780	0.850	185	95	0.500	2

	27,722	0.561	500	473,309	0.293	4,465	501,031	0.308	4,965	114,844	0.349	1,289

	Contained					Contained		Contained			Contained
MINE	(000's)	(%)	(millions)	(000's)	(%)	(millions)	(000's)	(%) (millions)		(000's)	(%) (millions)

Copper

Chapada	25,200	0.340	189	396,200	0.300	2,620	421,400	0.302	2,809	68,000	0.200	300

_____________________________________________________________________________

Mineral Reserves and Resources

Chapada inferred resources are from IMC's report dated February 2004. Micon International Limited in a NI 43-101 compliant technical report dated July 2003 calculated a higher level of inferred resources at 250.87 million tonnes at 0.252% Cu and 0.152 g/t Au (1.4 billion lbs Cu and 1.2 million oz Au). The Cumaru/Gradaus Project reportedly has a resource containing 540,000 ounces of gold at a grade of 4.81 g/t. The resource information is taken from a 1996 report published by the CPRM, the national geological survey of Brazil. This resource may not be in compliance with NI 43-101 and as the Company has not performed additional evaluation work since acquiring this property, the resource has been excluded from the resource table, subject to further investigation/evaluation by the Company. Mineral reserve and resource estimates presented were prepared by or under the supervision of external consultants as indicated in the table below in accordance with NI 43-101. Reserves and resources have been determined assuming a gold price of $325 per ounce and a copper price of $0.85 per pound, except for Fazenda Nova reserves and resources which have assumed a gold price of $345 per ounce. In estimating the mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods appropriate for each property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates. These external reserve reports have been reviewed by Mel Klohn, VP Exploration as "qualified person", as that term is defined in NI 43-101. These figures are estimates, however, and no assurance can be given that the indicated amounts of quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves could affect the Company's profitability in any particular accounting period. The corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation's mineral reserve and resource estimates, other than factors discussed above and in "Risks and Uncertainties" in the Management Discussion and Analysis section of the annual report.

	Mineral Reserves	Mineral Resources	Date	Report
Fazenda	Juan Luis Cespedes Goycochea, Geologist,	Juan Luis Cespedes Goycochea,	Feb-04	Estimate of Mineral
Brasileiro	Geostatistician	Geologist, Geostatistician		Reserves
Chapada	Cespedes & Cia Ltd.	Cespedes & Cia Ltd.	Feb-04	Technical Report
	Independent Mining Consultants Inc.	Independent Mining Consultants Inc.
São Francisco	Watts, Griffis and McOuat Limited	Watts, Griffis and McOuat Limited	Jul-03	Preliminary
Feasibility Study
São Vicente	Watts, Griffis and McOuat Limited	Watts, Griffis and McOuat Limited	Jul-03	Preliminary
Feasibility Study
Fazenda Nova	Kappes, Cassiday & Associates	Kappes, Cassiday & Associates	Nov-03	Feasibility Study

YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
Prepared by management (In U.S. dollars)

	February 29, 2004	February 28, 2003
	(Audited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$34,603,464	$722,344
Accounts receivable	1,370,107	216,330
Inventory (Note 3)	3,847,604	-
Advances and deposits	894,283	39,940
Income taxes recoverable	117,689	-

	40,833,147	978,614
Capital
Property, plant and equipment (Note 4)	18,236,905	443,067
Mineral properties (Note 5)	34,878,009	5,199,125

	$93,948,061	$6,620,806

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,029,744	$747,123
Accrued liabilities payable in stock	-	603,311
	5,029,744	1,350,434

Long Term
Asset retirement obligation	4,943,208	-
Future income tax liabilities	2,714,021	1,500,357

	12,686,973	2,850,791

SHAREHOLDERS' EQUITY
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
95,060,749 common shares (Note 6)
(2003 - 2,910,501 shares)	74,426,764	3,515,544

Shares to be issued	-	1,285,913

Share purchase warrants and other	9,354,257	2,459,147

Deficit	(2,519,933)	(3,490,589)

	81,261,088	3,770,015

	$93,948,061	$6,620,806

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF OPERATIONS AND DEFICIT
Prepared by management (In U.S. dollars)

	Three months ended (Unaudited)		Twelve months ended (Audited)
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003

SALES	$10,452,701	$-	$19,811,377	$-

COST OF SALES	(6,335,589)	-	(10,916,729)	-

DEPRECIATION, AMORTIZATION
AND DEPLETION	(1,302,893)	-	(2,429,895)	-

ACCRETION OF ASSET RETIREMENT
OBLIGATION	(162,204)	-	(162,204)	-

MINE OPERATING EARNINGS	2,652,015	-	6,302,549	-

EXPENSES

General and administrative	1,310,860	484,382	3,431,735	1,387,486
General exploration	2,598	28,096	6,034	48,819
Mineral property and other
asset write-offs	1,980	719,885	75,720	894,304
Stock-based compensation	226,820	-	611,820	-
Foreign exchange loss
(gain)	663,466	14,246	(157,168)	-
Severance costs	6,003	-	715,818	20,851

OPERATING EARNINGS (LOSS)	440,288	(1,246,609)	1,618,590	(2,351,460)

Investment and other
business income	289,091	50,031	482,830	157,907
Interest and financing
(expense) recovery	2,488	119,884	(255,393)	(180,905)

EARNINGS (LOSS) BEFORE TAX	731,867	(1,076,694)	1,846,027	(2,374,458)

INCOME TAX EXPENSE	(93,012)	(1,017,491)	(838,381)	(1,017,491)

NET EARNINGS (LOSS)	638,855	(2,094,185)	1,007,646	(3,391,949)

DEFICIT, BEGINNING OF THE
PERIOD	(3,158,788)	(1,371,744)	(3,490,589)	(52,644,546)
	(2,519,933)	(3,465,929)	(2,482,943)	(56,036,495)

INTEREST ON CONVERTIBLE NOTES	-	(24,660)	(36,990)	(98,640)
REDECUTION IN DEFICIT	-	-	-	52,644,546

DEFICIT, END OF THE PERIOD	$(2,519,933)	$(3,490,589)	$(2,519,933)	$(3,490,589)

BASIC AND DILUTED EARNINGS
(LOSS) PER SHARE	$0.01	$(0.03)	$0.02	$(1.45)

Weighted average number of
Shares outstanding (in thousands)	92,870	65,374	43,674	2,347

Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared by management
(In U.S. dollars)

	Three months ended (Unaudited)		Twelve months ended (Audited)
	February 29,	February 28,	February 29,	February
	2004	2003	2004	28, 2003

OPERATING ACTIVITIES
Net earnings (loss) for the period	$ 638,855	$ (2,094,185)	$ 1,007,646	$ (3,391,949)
Items not involving cash
Services paid in common shares
(adjustment)	(566,147)	25,920	271,838	222,653
Depreciation, amortization and depletion	1,302,893	1,549	2,429,895	9,858
Stock-based compensation	226,820	20,851	611,820	20,851

Mineral property and other asset write-offs	-	719,885	73,740	894,304
Future income taxes	495,301	1,017,491	495,301	1,017,491
Non-cash financing costs (adjustment)	-	(119,884)	-	180,905
Accretion of asset retirement obligation	162,204	-	162,204	-

	2,259,926	(428,373)	5,052,444	(1,045,887)
Net change in non-cash working capital	151,127	374,221	538,209	243,566

	2,411,053	(54,152)	5,590,653	(802,321)

FINANCING ACTIVITIES
Issue of common shares and warrants for
cash	21,629,853	945,397	61,105,569	1,554,897
Issue costs	(1,487,504)	(152,801)	(4,756,265)	(152,801)
Interest expense on convertible notes
(adjustment)	36,990	-	-	-
	20,179,339	792,596	56,349,304	1,402,096

INVESTING ACTIVITIES
Business acquisition of Brasileiro	(932,791)	(72,126)	(22,097,791)	-
Expenditures on mineral properties	(2,848,310)	13,429	(4,191,240)	(72,126)
Acquisition of property, plant and
equipment	(466,075)	-	(1,769,806)	-
Other	-	-	-	(18,880)
	(4,247,176)	(58,697)	(28,058,837)	(91,006)

INCREASE (DECREASE) IN CASH	18,343,216	679,747	33,881,120	508,769

CASH, BEGINNING OF THE PERIOD	16,260,248	42,597	722,344	213,575

CASH, END OF THE PERIOD	$ 34,603,464	$ 722,344	$ 34,603,464	$ 722,344

SUPPLEMENTARY INFORMATION
REGARDING
OTHER NON-CASH TRANSACTIONS
Financing Activities
Extinguishment of loan and accrued interest payable on sale of
mineral properties and related assets	-	-	-	(3,293,185)
Issue of common shares on purchase of
First Preference Shares	-	21,043	-	31,564
Issue of common shares for Santa Elina
assets	170,995	-	18,496,380	-
Issue of common shares for interest and
principal due on convertible notes	-	24,660	1,528,920	98,640

Equity component of convertible notes:

Payment of interest in common shares	-	(24,660)	(49,320)	(98,640)

Payment of principal in common shares	-	-	(1,479,600)	-
Purchase of First Preference Shares for common shares	-	(21,043)	-	(31,564)

Investing Activities
Sale of mineral properties and related
assets	-	-	-	3,293,185
Expenditures on mineral properties, net of
tax	(170,995)	-	(18,496,380)	-

Notes to the Unaudited Interim Consolidated Financial Statements

As at February 29, 2004 and for the twelve months ended February 29, 2004 and February 28, 2003 (in U.S. dollars)

1. Basis of presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada. These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

Significant new accounting policies

Asset retirement obligation

Effective March 1, 2003, the Company adopted an accounting policy for the recognition and measurement of reclamation and closure costs. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and São Vicente have been recorded as a liability on acquisition. Fair value was determined as the net present value of future cash expenditures upon reclamation and closure. Additional charges to operations on a unit-of-production basis will be made to fully accrue reclamation and closure expenses over the useful lives of the operations. The new accounting pronouncement set out in the Canadian Institute of Chartered Accountants Handbook, Section 3110, Asset Retirement Obligations requires that reclamation and closure costs be recognized normally when the obligation is incurred and be measured at their fair value. Under this new standard, the provision for reclamation and restoration costs will be capitalized as mine development costs and amortized over the useful life of the mine on a unit-of-production basis. The adoption of this accounting policy has been applied retroactively with no impact on prior years' deficit and results of operation.

Certain amounts for fiscal 2003 have been reclassified to conform with the current year's presentation.

On July 30, 2003, the name of the Company was changed to Yamana Gold Inc.

On August 12, 2003, the outstanding common shares then outstanding were consolidated on the basis of one new common share for 27.86 existing common shares. The share and per share information is presented as if the consolidation took place March 1, 2002.

Stock-based compensation

The Company accounts for all stock based payments to employees and non-employees using the fair value based method of accounting. The Company stock option plan includes a stock appreciation right feature and as such the Company expenses as compensation the fair value of options at the time of the grant. No adjustment for subsequent changes in the price of the Company's shares is recorded. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus will be transferred to share capital.

2. Business acquisition

Purchase of Mineração Fazenda Brasileiro S.A. ("Fazenda Brasileiro")

On August 12, 2003, the Company acquired all of the outstanding shares of Fazenda Brasileiro. On August 15, 2003 Fazenda Brasileiro acquired all of the assets of the Fazenda Brasileiro gold mine ("Brasileiro") from Companhia Vale do Rio Doce for $20,900,000 in cash. Acquisition costs of $1.2 million were incurred by the Company. The acquisition was accounted for using the purchase method with the results of Brasileiro being included with those of the Company from August 15, 2003.

The allocation of the purchase price is based upon the fair values of the net assets of Brasileiro at the date of acquisition and is summarized as follows:

(dollars in thousands)
Purchase price:
Cash	$20,900
Acquisition costs	1,198
$22,098
Net assets acquired:
Inventory	$2,237
Property, plant and equipment	18,446
Mineral properties	6,728
Asset retirement obligation and other	(5,313)
$22,098

3. Inventory

	February 29, 2004	February 28, 2003
Metal in circuit	$155,120	$-
Ore stockpiles	363,388	-
Dore inventories	1,721,273	-
Materials and supplies	1,607,823	-
		-
	$3,847,604	$-

4. Property, plant and equipment

	As at
	February 29, 2004	February 28, 2003
Property plant and equipment: Fazenda
Brasileiro	$17,050,627	$-
Other fixed assets	1,186,278	443,067
	$18,236,905	$443,067

5. Mineral properties

Mineral properties are comprised as follows:

	As at
	February 29, 2004	February 28, 2003
Fazenda Brasileiro (Note 2)	$ 9,211,997	$-
Santa Elina	11,487,010	-
Chapada properties	9,197,438	-
Argentine properties	4,974,957	5,063,290
Other	6,607	135,835
	$34,878,009	$5,199,125

6. Capital stock

Common shares issued and outstanding:

	Number of
	Common Shares	Amount

Balance as at February 28, 2003	2,910,501	3,515,544
Private placements, net of warrants and issue costs (ii)	28,780	35,343
Issued on conversion of subscription receipts (iii)	46,250,000	29,180,836
Public offering (iv)	8,665,000	19,734,056
Payment of accounts payable (v)	842,129	875,149
Exercise of options and share appreciation rights	25,261	30,554
Issued on purchase of First Preference Shares (vi)	388,457	1,276,517
Issued on conversion of convertible notes (vii)
Principal	1,027,242	1,479,600
Interest	37,666	49,320
Issued on acquisition of Santa Elina assets	34,885,713	18,249,845
Balance as at February 29, 2004	95,060,749	$74,426,764
  On August 12, 2003, the outstanding number of common shares of the Company were consolidated on 27.86 old common shares for one new post-consolidation common share.

  During the year, Yamana completed the following private placements: a) 7,178 units at a price of Cdn$4.18 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable for three years from the closing date at an exercise price of Cdn$5.57. The Company also issued 718 underwriter's warrants exercisable up to 2 years from the closing date at an exercise price of Cdn$5.29. b) 21,602 common shares at a price of Cdn$1.57 per share. In addition, warrants totaling 21,602 and 2,160 broker warrants exercisable for up to four years from the closing date, at an exercise price of Cdn$2.09 per share, were issued.

  On July 31, 2003, the Company accepted subscriptions for 46,250,000 subscription receipts at a price of Cdn$1.20 per receipt. Each subscription receipt entitled the holder to exchange the receipt for one common share and one half of a warrant. One warrant entitles the holder to purchase one common share for Cdn$1.50 until July 31, 2008. On October 7, 2003 the subscription receipts where exchanged for 46,250,000 common shares and 23,125,000 warrants. The proceeds of $39.5 million (Cdn$55.5 million) were recorded as $31.7 million as share capital and $7.8 million share purchase warrants before issue costs of $2.5 million.

  On December 23, 2003, the Company closed a public offering for 8,665,000 common shares at a price of Cdn$3.20 per share for aggregate gross proceeds of Cdn$27,728,000 net of Cdn$1,790,966 of issue costs.

  The Company settled various liabilities by the issue of common shares including the issue of 350,000 shares to a director.

  During the year ended February 28, 2003, Yamana agreed to purchase 5,560,000 preference shares and the rights to dividends in exchange for 388,457 post-consolidation common shares. The preference shares were purchased for common shares on the basis of 0.046 post-consolidation common shares for each preference share and one post-consolidation common share for each $2.72 of accrued dividends. Yamana also agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 preference shares. The common shares were issued in April 2003.

Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from $4.18 to $3.48 per share.

(vii) In 1998, the Company completed the sale of $4,800,000 principal amount of 8% Senior secured Convertible Notes (the "Notes") of the Company maturing July 17, 2003. Pursuant to the trust indenture, the Company issued common shares for principle and interest on maturity of the 8% convertible notes on maturity.

On July 31, 2003, 5,000,000 options were allocated and issued to management and a consultant at an exercise price of Cdn$1.67 for a 10 year period. The Company had previously agreed to grant these options with an exercise price equal to the issue price of the subscription receipts of Cdn$1.20 per share. To account for this difference in value, the Company entered into subscriptions with employees of the Company for 808,000 common shares, subject to shareholder approval. The Company has also agreed to fund the subscription by the employees totaling Cdn$1.35 million. The funding is non-interest bearing and payable in equal installments over 20 years, maturing July 2023.

The compensation expense is determined using an option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 35%-40%, an annual risk free interest rate of 3.0% and expected service lives of 3 years.

7. Segmented information

Yamana considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate Canada. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	As at
	February 29, 2004	February 28, 2003
Capital assets
Brazil	$47,617,222	$129,228
Argentina	5,375,410	5,496,847
Corporate	122,281	16,117
	$53,114,914	$5,642,192

8. Related party transactions

Related party transactions, not disclosed elsewhere in these financial statements, during the twelve month period were as follows:

Twelve months ending
February 29, 2004
Pursuant to the reimbursement of third party costs
relating to the Company's financing and property
acquisitions incurred by Santa Elina on behalf of the
Company	$438,000

Legal fees to a law firm that had partners who are either
a director or an officer of the Company	$295,253

Directors fees and consulting fees to associates thereof	$117,471

Consulting fees paid to an officer prior to becoming an
officer	$71,654